AMERICAN EXPRESS CREDIT CORPORATION
            (a wholly-owned subsidiary of American Express
                 Travel Related Services Company, Inc.)

                              EXHIBIT 99

       EXCERPT FROM AMERICAN EXPRESS COMPANY'S QUARTERLY REPORT
         ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1999


Year 2000
The Company began addressing the Year 2000 (Y2K) issue in 1995 and has established a plan for resolution, which involves the remediation, decommissioning and replacement of relevant systems, including mainframe, mid-range and desktop computers, application software, operating systems, systems software, data back-up archival and retrieval services, telephone and other communications systems, and hardware peripherals and facilities dependent on embedded technology. The Y2K compliance effort is divided into two initiatives. The first, known as "Millenniax," relates to mainframe and other technological systems maintained by the American Express Technologies organization (AET). The second, known as "Business T," relates to the technological assets that are owned, managed or maintained by the Company's individual business and staff units. Our plans for remediation of the Y2K issue include the following program phases: (i) employee awareness and mobilization, (ii) inventory collection and assessment, (iii) impact analysis, (iv) remediation/decommission, (v) testing and (vi) implementation. With respect to the Millenniax systems and Business T assets, all of the program phases referred to above are at least 99 percent complete.

The Company's cumulative costs since inception of the Y2K initiatives were $495 million through September 30, 1999 and are estimated to be in the range of $22 - $48 million for the remainder through 2000.* These costs, which are expensed as incurred, relate to both Millenniax and Business T, and have not had, nor are they expected to have, a material adverse impact on the Company's results of operations or financial condition.* Y2K costs related to Millenniax represent 6 percent and 1 percent of the AET budget for the years 1999 and 2000, respectively.*

The Company's major businesses are heavily dependent upon internal computer systems, and all have significant interaction with systems of third parties, both domestically and internationally. The Company is working with key external parties, including merchants, clients, counterparties, vendors, exchanges, utilities, suppliers, agents and regulatory agencies to mitigate the potential risks to us of Y2K. As part of our overall compliance program, the Company is actively communicating with third parties through face-to-face meetings and correspondence, on an ongoing basis, to ascertain their state of readiness. Although numerous third parties have indicated to us in writing that they are addressing their Y2K issues on a timely basis, the Company does not directly control the remediation efforts of such parties, and therefore cannot provide assurances that they will be Y2K compliant. The failure of external parties to resolve their own Y2K issues in a timely manner could have a material adverse effct on the Company.*



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During the third quarter of 1999 our plans for targeted integrated testing of systems that support our most critical business functions, and independent validation of such testing, were completed. At this point, the Company is in the process of finalizing specific Y2K contingency plans and establishing plans to address our year-end activities related to Y2K. Our contingency planning effort, which addresses all critical systems and, to a lesser extent, certain non-critical systems, is a full-scale initiative that includes both internal and external experts under the guidance of a Company-wide steering committee. Our contingency plans, which are based in part on an assessment of the magnitude and probability of potential risks, primarily focus on proactive steps to prevent Y2K-related failures from occurring, or if they should occur, detecting them quickly, minimizing their impact and expediting their repair. The Y2K contingency plans supplement disaster recovery and business continuity plans already in place, and include measures such as selecting alternative suppliers and channels of distribution and setting up manual back-up processes.

Our Y2K contingency plans have been developed generally in accordance with guidelines established by the Federal Financial Institutions Examination Council. This effort is divided into four phases: (i) establishing organizational planning guidelines, (ii) completing a business impact analysis, (iii) developing the contingency plans and (iv) validating and verifying the contingency plans. These phases are to be followed by a detailed year-end plan.* All four of the above phases have essentially been completed, and have identified and assessed the need for, and developed, Y2K contingency plans for the Company's most critical core business functions. Such functions include, but are not limited to, credit authorization, Cardmember billing, merchant payment, client investments, funds transfer, securities settlement and travel reservations. These contingency plans also address third party systems that the Company's businesses interface with and rely upon, such as international telecommunications networks and utilities, global financial payment and clearing systems, and airline and other travel systems.

Going forward, our primary focus will be on planning year-end activities related to Y2K.* Such activities include the establishment of global command centers; scheduling the availability of key personnel; establishing additional roll-over management procedures, including proactive monitoring of select critical functions and assets; the development of Y2K incident tracking and reporting tools; and the establishment of specific Y2K-related communications.*
Additionally, rehearsals of these year-end activities will be conducted during the fourth quarter of 1999.*

The Company will continue to refine its contingency and year-end planning activities throughout 1999 as additional information related to our exposures is gathered.* To the extent that there are Y2K failures that affect major internal processes or third party systems that the Company relies upon, including but not limited to those described above, such failures could have a material impact on the Company and its businesses or subsidiaries through business interruption or shutdown, financial loss, regulatory actions, reputational damage and legal liability to third parties.* At this point it appears that some of the major industries in certain countries outside the United States, such as telecommunications and utilities, have made less progress in the Y2K compliance effort and, as a result, may present a somewhat greater exposure to the Company.*

For additional information relating to the Y2K issue, see pages
22 and 23 of the Company's 1998 annual report to shareholders, which is incorporated by reference in the Company's 1998 10-K report, and the Company's 10-Q reports for the quarterly periods ended March 31, 1999 and June 30, 1999.


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* Statements in this Y2K discussion marked with an asterisk are forward-looking statements which are subject to risks and uncertainties. Important factors that could cause results to differ materially from these forward-looking statements include, among other things, the ability of the Company to successfully identify all systems containing two-digit codes, the nature and amount of programming and other resources required to fix and test the affected systems, the costs of labor and consultants related to such efforts as well as those involving the development and implementation of contingency plans, the continued availability of such personnel, the ability of third parties that interface with the Company to successfully address their Y2K issues, and the ability of the Company to assess potential internal and external Y2K exposures and develop effective contingency plans in connection therewith.










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